April 17, 2026
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
Office of Real Estate & Construction
100 F Street, N.E.
Washington, D.C. 20549
Attention:  Benjamin Holt
Catherine De Lorenzo
Re:      Acceleration Request of National Healthcare Properties, Inc.
Registration Statement on Form S-11 (File No. 333-294895)
CIK No. 0001561032
Ladies and Gentlemen:
In connection with the proposed offering of the securities under the above-captioned Registration Statement on Form S-11 (the “Registration Statement”) and pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), we wish to advise you that we, as representatives of the several underwriters of National Healthcare Properties, Inc.’s proposed public offering, hereby join with National Healthcare Properties, Inc.’s request that the effective date of the Registration Statement be accelerated so that the same will become effective on April 21, 2026 at 2:00 P.M., Eastern Time, or as soon as practicable thereafter.
Pursuant to Rule 460 under the Securities Act, we, as representatives of the several underwriters, wish to advise you that we will take reasonable steps to secure adequate distribution of the preliminary prospectus to underwriters, dealers, institutions and others prior to the requested effective time of the above-referenced Registration Statement.
The undersigned advises that it has complied with and will continue to comply, and that it has been informed by the participating underwriters and dealers that they have complied with and will continue to comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.
[Signature Page Follows]

Sincerely,

Wells Fargo Securities, LLC Morgan Stanley & Co. LLC BMO Capital Markets Corp.

As Representatives of the several Underwriters listed in Schedule A to the Underwriting Agreement

WELLS FARGO SECURITIES, LLC

By:	/s/ Rohit Mehta
Name: Rohit Mehta
Title: Managing Director

MORGAN STANLEY & CO. LLC

By:	/s/ Daniel Croitoru
Name: Daniel Croitoru
Title: Vice President

BMO CAPITAL MARKETS CORP.

By:	/s/ Eric Benedict
Name: Eric Benedict
Title: Co-Head, Global Equity Capital Markets
[Signature Page to UW Acceleration Request]